                                                                    EXHIBIT 99.1



(Translation of the original notice issued in Japanese)

                                                                    JUNE 6, 2002


                                     NOTICE
                                       OF
                 102ND ORDINARY GENERAL MEETING OF SHAREHOLDERS


DEAR SHAREHOLDER:

Ricoh Company, Ltd. will hold its 102nd ordinary general meeting of shareholders, which we cordially invite you to attend.

If you cannot be there, you can exercise your voting right in writing. In that case, please peruse the attached documents, fill out and sign the enclosed voting form, stating an Aye or a Nay on the agenda. The form must reach us by no later than Wednesday, June 26, 2002.


1.   Date:     10 a.m., Thursday, June 27, 2002

2.   Venue:    Ricoh's registered head office: 3-6, Nakamagome 1-chome, Ohta-ku,
               Tokyo

3.   Meeting Agenda:

          -  Presentation of business report and financial statements

               The Balance Sheets as of March 31, 2002, and the Statements of Income and the Business Report for fiscal year 2002 (April 1, 2001, to March 31, 2002).

          -  Resolutions

             Agenda 1:  Approval of the proposed appropriation of retained earnings for fiscal year 2002

             Agenda 2:  Purchases of its own shares

                        The main point of this agenda is as described in the "Documents for Reference in the Exercise of Voting Rights" (see page 25).

             Agenda 3:  Partial amendment of the Articles of Incorporation

                        The main point of this agenda is as described in the "Documents for Reference in the Exercise of Voting Rights" (see pages 25 through 28).

             Agenda 4:  Election of 13 directors

             Agenda 5:  Granting of retirement gratuities to a retired director

             (Please read the attached documents for details)


                                         Yours sincerely,



                                         Masamitsu Sakurai, President
                                         Ricoh Company, Ltd.
                                         3-6, Nakamagome 1-chome, Ohta-ku, Tokyo


P.S. If you attend the meeting, you are requested to submit the enclosed voting form to the receptionist.

                                      1/35

ATTACHMENT


                                 BUSINESS REPORT
                        (April 1, 2001 to March 31, 2002)


1.   OPERATING CONDITIONS

(1)  OPERATING PROGRESS AND RESULTS

(a)  Overview

In fiscal 2002, ended March 31, 2002, operating conditions in Japan were extremely adverse, as the economy headed into recession in the second half of the period, after which it became impossible to sufficiently trim excess assets and personnel. In the United States, the terrorist strikes hampered personal consumption, but the economy regained momentum after inventory adjustments ran their course. Europe experienced only slow growth, reflecting the impact of the German economy. Deteriorating economic conditions in Japan and the United States strengthened concerns about a slowdown in China, but the nation's economy remained on track for fast expansion.

Against this backdrop, Ricoh drew on its Group vision of becoming a winner in the 21st century and its redefinition of its business areas in keeping with Image Communication, which aims to boost office productivity, to globally provide new products and services that reflect the needs of its customers.

Under its 13th medium-term management plan, from April 1999 through March 2002, Ricoh's basic management policies were:

i.   Renovation of group management with the aim of increasing corporate value
ii. Reform of business and profitability structure with the aim of maintaining steady growth
iii. Reinforcement of cash flow management and realization of low cost business structure

Fiscal 2002 was the last year of that management plan, and we strove to achieve these objectives on a Group basis.

Ricoh's prime management priority in building corporate value is to improve customer satisfaction, which is at the heart of management strategies and policies. The third-party organizations has placed Ricoh first in customer satisfaction among Japanese copier makers for the seventh year running. This heightened profile helped generate the solid results of recent years. Ricoh has restructured so it can keep expanding corporate value.

As part of that effort, it instituted an executive officer system, under which it transferred considerable authority and responsibility to individual businesses. It also appointed external directors to the board.

                                      2/35

Our basic strategies for delivering growth are to:

- Expand our market share in networked systems
- Deploy printing solutions
- Strengthen our operations in five key regional markets worldwide (Japan, the Americas, Europe, Asia and Oceania, and China)

In expanding our share of the networked imaging equipment market, we have focused on meeting demand for speed and sophisticated networking. Several key models have been particularly well received. Among them are low-cost, fast digital copiers like MF105 Pro (Aficio 1050) which can be utilized both for professional and general office setups. The growing popularity of our digital offerings has helped us improve our position not just in domestic but also U.S. and European high-speed-model markets.

We have also done extremely well in Japan and abroad with the Imagio Neo series. This new generation of copiers makes it simple to digitalize, store, and retrieve documents, and has helped us keep and extend our lead in the market for digital copiers including multifunctional printers (MFPs).

Imagio Neo series machines are based on the Ricoh Document Highway concept, a common software platform that lets users link equipment and applications as they desire, and is compatible with the Ridoc Document System, a user-friendly setup that enhances document management. We have sold many of these machines packaged with solutions software, which has contributed greatly to performance.

With demand for color equipment surging, we have enjoyed excellent sales of the IPSiO Color 8000 series, a printer that offers output speeds and pricing comparable to monochrome platforms. This offering has reinforced our No. 1 share of the domestic color laser market while helping us bolster our presence internationally.

Over the past few years, customers have shifted swiftly away from standalone machines toward networkable equipment and supporting software and services. They increasingly seek new solutions that lower the total cost of ownership and streamline office work.

Ricoh responded swiftly to this trend in Japan by establishing five regional headquarters, in the Tohoku, Chugoku, Chubu, Kyushu, and Kansai areas. Such a setup can help us spread our solutions expertise and support capabilities regionally while consolidating the peripheral operations of regional sales companies, thereby lowering Group costs.

To strengthen global operations, we built an international direct sales network. The latest component of this setup is Lanier Worldwide, Inc., which we acquired in January 2001. This subsidiary sells and services imaging and other office equipment in the United States and Europe.

This purchase helped us step up our drive to become a global solutions provider, cultivating large corporations and other new customers, which led us to increase sales of networked and solutions products.

                                      3/35

Ricoh has taken various steps to build a high-efficiency, low-cost operating structure to overcome the challenges of deflation. We are working intensively on our supply chain management system to improve customer satisfaction while enhancing cash flow. We have also instituted programs to overhaul revenue and earnings structures for everything from Group sales, and development to production and peripheral operations.

During the year under review, domestic sales declined, but export sales were solid on the backs of demand for copiers and communications and information systems. As a result, net sales increased 0.5%, to 860.1 billion yen. Operating income jumped 15.3%, to 69.9 billion yen. This stemmed from enhanced productivity, which lowered costs, and higher exports, which offset a domestic revenues and earnings downturn. After converting the proceeds of exports into foreign currencies, the Company posted foreign exchange losses, compared with gains in the previous corresponding period. Consequently, ordinary income slipped 2.6%, to 67.6 billion yen. Unlike in fiscal 2001, Ricoh did not incur extraordinary losses from retirement payments, leading to a 16.5% jump in net income, to a record 40.0 billion yen.

(b)  Segment Performance

Performances in our main segments were as follows.


- COPIERS AND RELATED SUPPLIES -
In this business area, we continued to focus strategically on meeting strong customer demand in Japan and abroad for speed and networking. Segment sales thus advanced 1.4%, to 564.8 billion yen.

Our low-cost, high-speed Imagio MF105 Pro (Aficio 1050 overseas) and the Imagio MF 8570 (Aficio 850) were popular domestically and overseas.

The Imagio Neo 350/450 (Aficio 1035/1045) series continued to enjoy strong demand. These models are part of a new generation of multifunctional network-connective machines that deliver improved links with document management systems and streamline everything from document input/output to sharing and administration. Also during the year, Ricoh broadened its lineup with the launch of the fast Imagio NEO 750/600 series and the entry-level Imagio Neo 220/270 (Aficio 1022/1027) series.


- COMMUNICATIONS AND INFORMATION SYSTEMS -
During the term, we endeavored to expand sales of offerings that satisfy demand for networkable color printers and make document management more efficient. Sales in this segment thus rose 2.9%, to 243.1 billion yen.

With demand for color office documents surging owing to increased use of personal computers and the Internet, the color laser printer market has continued to expand. During the period under review, we released the IPSiO Color 8100 (Aficio AP3800C) to succeed the IPSiO Color 8000, which had enjoyed great popularity as a fast color machine, thus bolstering our sales in the printer field. Also during the term, we launched many more printers overseas, thus greatly increasing export sales.

In the optical disc business, exports were up considerably for DVD(DVD+RW) and CD(CD-RW) drives, while sales of key components rose greatly.

                                      4/35

- PHOTOGRAPHIC EQUIPMENT -
We strove to expand our presence in personal products through the successful launch of the Caplio RR10, a digital camera that is compact and ultrathin and which allows users to transfer data to their personal computers at the click of a button. Despite these efforts, segment sales were just 7.1 billion yen.


- OTHER BUSINESSES -
Our semiconductor business suffered from a global downturn in global demand for communications equipment. Segment sales thus fell 16.7%, to 45.0 billion yen.


SALES BY CATEGORY

--------------------------------------------------------------------------------------------------
      Category                    Major Products                       Sales        Percentage of
                                                                 (Millions of yen)      Total
--------------------------------------------------------------------------------------------------
                     Analog, digital, and color copiers and
    Copiers and      multifunctional printers, digital
 Related Supplies    stencil duplicators, related                     564,830           65.7%
                     service/support and supplies, and others
--------------------------------------------------------------------------------------------------
                     Facsimiles, laser printers, Personal
                     computers, PC servers, network systems,
 Communications and  network related software, application
Information Systems  software, optical disc products,                 243,171           28.3%
                     information-related service/support and
                     supplies, and others
--------------------------------------------------------------------------------------------------
    Photographic     Digital and conventional cameras,                  7,107            0.8%
     equipment       lenses, and others
--------------------------------------------------------------------------------------------------
  Other Businesses   Semiconductors, printed circuit boards,           45,039            5.2%
                     and others
--------------------------------------------------------------------------------------------------

                                      5/35

(2)  PLANT AND EQUIPMENT INVESTMENT

     In fiscal year 2002, we invested 18.6 billion yen in plant and equipment, as follows:

     (a)  Major equipment and facilities expansions completed during the year:

          Electronic components plant (Yashiro Plant)
          Related supplies plant (Numazu Plant)
          Related supplies plant (Fukui Plant)

     (b)  Major expansions in progress during the year:

          Electronic components plant (Yashiro Plant)
          Related supplies plant (Numazu Plant)
          Related supplies plant (Fukui Plant)


(3)  FUNDING

     To secure funding for plant and equipment and for affiliates, Ricoh made two bond issues during the term, on March 6, 2002. One was its fourth unsecured bond issue (35 billion yen in straight bonds, 0.87%, due March 6, 2007). The other was its fifth unsecured issue (25 billion yen in straight bonds, 1.34%, due March 6, 2009).


(4)  SUMMARY OF OPERATING RESULTS

                                                                      (Millions of yen)
---------------------------------------------------------------------------------------
                                Year ended     Year ended     Year ended     Year ended
                                 March 31,      March 31,      March 31,      March 31,
                                   1999            2000          2001           2002
---------------------------------------------------------------------------------------
         Net sales                720,502        777,501        855,499        860,149
---------------------------------------------------------------------------------------
        Net income                 18,977         22,613         34,404         40,085
---------------------------------------------------------------------------------------
 Earnings per share (yen)           27.44          32.69          49.67          57.42
---------------------------------------------------------------------------------------
       Total assets               755,016        763,078        824,119        908,009
---------------------------------------------------------------------------------------

Note: Earnings per share are based on the average number of shares of common stock during the fiscal year.

      In fiscal 2002, net income per share was calculated after deducting the number of shares of treasury stock from the average number of shares for the year.

                                      6/35

(5)  OUTLOOK

     Our 13th medium-term management plan was instrumental in allowing us to deliver such solid results. That said, we consider it crucial to keep responding to the growing sophistication of customer needs and intensifying competition in adverse economic conditions.

     It will be particularly important to better identify underlying demand. As well as helping improve customer productivity and cutting costs, we will concentrate on exploring issues that existing customers have yet to consider while doing even more to seek solutions with our customers.

     To those ends, we intend to deliver new value for customers through our customer satisfaction-oriented management and efforts to reinforce our technological capabilities.

     Ricoh has already earned top marks from third-party organizations for its environmental initiatives, and considers it imperative to continue championing the environment. In line with that goal, we have instituted the Ricoh Action Plan for fiscal 2003 through 2005, which builds on the achievement of its preceding three-year plan. Under this new initiative, we aim to go beyond responding to environmental issues and safeguarding the environment to generate profits through our environmental management program.

     The next fiscal term is the first year of our 14th medium-term management plan (April 2002 through March 2005), another three-year effort, and will focus on pursuing and building on the reforms of the 13th plan. In other words, we will strive to reinforce our technological base so we can become the world's best manufacturer as a winner in the 21st century. We will also change our business focus from merely being a producer to become a solutions provider. At the same time, we will strive companywide to cultivate the human resources needed for such a transformation.

     In the years ahead, we will endeavor to contribute both to our communities and the environment as part of our social mission while continuing to achieve high levels of trust from our customers and other stakeholders and delivering new value.

                                      7/35

2.   PROFILE (AS OF MARCH 31, 2002)

(1)  PRINCIPAL SALES OFFICES AND PLANTS

(a)  Head office: 3-6, Nakamagome 1-chome, Ohta-ku, Tokyo

(b)  Sales Offices:

-----------------------------------------------------------------------------------------
                        Name                                 Location
-----------------------------------------------------------------------------------------
             Principal Executive Office                  Minato-ku, Tokyo
-----------------------------------------------------------------------------------------
                    Ginza Office                          Chuo-ku, Tokyo
-----------------------------------------------------------------------------------------
                Shinyokohama Office                     Yokohama, Kanagawa
-----------------------------------------------------------------------------------------
                   Sapporo Branch                       Sapporo, Hokkaido
-----------------------------------------------------------------------------------------
                   Sendai Branch                          Sendai, Miyagi
-----------------------------------------------------------------------------------------
                    Kanto Branch                         Saitama, Saitama
-----------------------------------------------------------------------------------------
                    Tokyo Branch                          Chuo-ku, Tokyo
-----------------------------------------------------------------------------------------
                   Nagoya Branch                          Nagoya, Aichi
-----------------------------------------------------------------------------------------
                    Osaka Branch                           Suita, Osaka
-----------------------------------------------------------------------------------------
                  Hiroshima Branch                     Hiroshima, Hiroshima
-----------------------------------------------------------------------------------------
                   Fukuoka Branch                        Fukuoka, Fukuoka
-----------------------------------------------------------------------------------------


(c)  Laboratories and Plants:

-----------------------------------------------------------------------------------------
                       Name                                 Location
-----------------------------------------------------------------------------------------
          Research and Development Center              Yokohama, Kanagawa
-----------------------------------------------------------------------------------------
              Software Research Center                  Bunkyo-ku, Tokyo
-----------------------------------------------------------------------------------------
           Applied Electronics Institute                 Natori, Miyagi
-----------------------------------------------------------------------------------------
                   Ohmori Office                         Ohta-ku, Tokyo
-----------------------------------------------------------------------------------------
                  Ohmori Office 2                        Ohta-ku, Tokyo
-----------------------------------------------------------------------------------------
                    Atsugi Plant                        Atsugi, Kanagawa
-----------------------------------------------------------------------------------------
                    Hatano Plant                        Hatano, Kanagawa
-----------------------------------------------------------------------------------------
                   Gotemba Plant                        Gotemba, Shizuoka
-----------------------------------------------------------------------------------------
                    Numazu Plant                        Numazu, Shizuoka
-----------------------------------------------------------------------------------------
                    Fukui Plant                         Sakai-gun, Fukui
-----------------------------------------------------------------------------------------
                    Ikeda Plant                           Ikeda, Osaka
-----------------------------------------------------------------------------------------
                   Yashiro Plant                         Kato-gun, Hyogo
-----------------------------------------------------------------------------------------

                                      8/35

(2)  SHAREHOLDERS' EQUITY

     (a)  Total number of shares:

               Authorized                                    1,000,000,000
               Issued                                          727,278,256
     (b)  Number of shareholders at year-end:                       47,418
     (c)  Major shareholders:

----------------------------------------------------------------------------------------
            Name                  Interest in Ricoh           Ricoh's interest in
                                                                  shareholder
                               ---------------------------------------------------------
                               Thousands of    % of total   Thousands of    % of total
                                  shares                        shares
----------------------------------------------------------------------------------------
Japan Trustee Services
Bank, Ltd. (Trust Account)         63,676          8.75          _                _
----------------------------------------------------------------------------------------
The Mitsubishi Trust and
Banking Corporation (Trust
Account)                           45,127          6.20          _                _
----------------------------------------------------------------------------------------
Nippon Life Insurance
Company                            32,534          4.47          _                _
----------------------------------------------------------------------------------------
UFJ Bank, Ltd                      27,250          3.74          _                _
----------------------------------------------------------------------------------------
UFJ Trust Bank, Ltd
(Trust Account)                    25,146          3.45          _                _
----------------------------------------------------------------------------------------
The Fuji Bank, Ltd                 21,546          2.96          _                _
----------------------------------------------------------------------------------------
The Bank of
Tokyo-Mitsubishi, Ltd.             21,545          2.96          _                _
----------------------------------------------------------------------------------------
NIPONKOA Insurance Co., Ltd.       19,015          2.61         55             0.01
----------------------------------------------------------------------------------------
The New Technology
Development Foundation             15,636          2.15          _                _
----------------------------------------------------------------------------------------
THE CHASE MANHATTAN BANK
N.A. LONDONS.L. OMNIBUS
ACOUNT                             12,600          1.73          _                _
----------------------------------------------------------------------------------------

Note: 1. In addition to the above, stakes in the Company include 1,000,000 shares (0.13%) that NIPPONKOA Insurance Co., Ltd., owns and has entrusted with UFJ Trust Bank Limited. UFJ Trust Bank Limited is the nominal owner, but NIPPONKOA Insurance Co., Ltd. reserves the right to instruct on exercising voting rights on these shares.

      2. Owing to the mergers of several financial institutions into the Mizuho Financial Group, the shares owned by The Fuji Bank, Ltd., were transferred to the Mizuho Corporate Bank, Ltd., as of April 1, 2002.

     (d)  Acquisition, disposal, and ownership of shares of treasury stock :

          (1)  Treasury stock acquired

               Acquisitions through purchases of share packages less than one new unit (tangen)

                 Number of shares of common stock       446,928
                 Acquisition cost                       1,054 million yen

          (2)  Treasury stock disposed of

                 Number of shares of common stock       269,000
                 Disposal cost                          649 million yen

          (3)  Number of treasury stocks at year-end

                 Number of treasury stocks of common stock   191,518

                                      9/35

(3)  STATUS OF CONSOLIDATION

(a)  Major Consolidated Subsidiaries:


--------------------------------------------------------------------------------------------------------
                                Paid-in Capital
                                  (millions of
             Name                 yen, except         % of total       Principal Businesses
                                where indicated)
--------------------------------------------------------------------------------------------------------
Tohoku Ricoh Co., Ltd.                  2,272            66.13         Manufacturing copiers and
                                                                       information equipment
--------------------------------------------------------------------------------------------------------
Ricoh Elemex Corporation                3,456            50.86         Manufacturing copiers and
                                                                       information equipment
--------------------------------------------------------------------------------------------------------
Tokyo Ricoh Co., Ltd.                     418           100.00         Marketing copiers and
                                                                       information equipment
--------------------------------------------------------------------------------------------------------
Osaka Ricoh Co., Ltd.                     210           100.00         Marketing copiers and
                                                                       information equipment
--------------------------------------------------------------------------------------------------------
NBS Ricoh Co., Ltd.                        50           100.00         Marketing office supplies
--------------------------------------------------------------------------------------------------------
Ricoh Technosystems Co., Ltd.           1,000           100.00         Marketing information
                                                                       equipment and maintaining
                                                                       copiers and information
                                                                       equipment
--------------------------------------------------------------------------------------------------------
Ricoh Leasing Co., Ltd.                 6,340            54.47         General leasing
--------------------------------------------------------------------------------------------------------
Ricoh Asia Industry              27 (millions                          Manufacturing copiers and
(SHENZIEN) Ltd.                of US Dollars)           100.00         information equipment and
                                                                       manufacturing office supplies
--------------------------------------------------------------------------------------------------------
Ricoh Asia Industry Ltd.        180 (millions            90.00         Marketing copiers and
                                 of Hong Kong                          information equipment
                                     dollars)
--------------------------------------------------------------------------------------------------------
Ricoh Electronics, Inc.          27 (millions           100.00         Manufacturing copiers and
                              of  US Dollars)                          information equipment and
                                                                       manufacturing and
                                                                       marketing office supplies
--------------------------------------------------------------------------------------------------------
Ricoh Corporation               192 (millions           100.00         Marketing copiers and
                               of US Dollars)                          information and photographic
                                                                       equipment
--------------------------------------------------------------------------------------------------------
Lanier Worldwide, Inc.          256 (millions           100.00         Marketing copiers and
                               of US Dollars)                          information equipment
--------------------------------------------------------------------------------------------------------
Ricoh Europe B.V.                13 (millions           100.00         Marketing copiers and
                                     of Euro)                          information and photographic
                                                                       equipment
--------------------------------------------------------------------------------------------------------
NRG  Group  Plc                  49 (millions           100.00         Marketing copiers and
                                    of Pounds                          information and
                                    Sterling)                          photographic equipment
--------------------------------------------------------------------------------------------------------

     Note: The shareholding ratios in Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation, Ricoh Leasing Co., Ltd., Osaka Ricoh Co., Ltd., Ricoh Asia Industry(SHENZIEN) Ltd., Ricoh Electronics, Inc., and Lanier Worldwide, Inc. include shares owned by subsidiaries.

                                     10/35

(b)  Consolidations

     There were no specific transfers of subsidiaries to mention.


(c)  Consolidation Results

     The Ricoh group has 331 consolidated subsidiaries, including the 14 listed above, and 73 affiliates accounted for under the equity method. Consolidated net sales in fiscal year 2002 were 1,672.3 billion yen, up 134 billion yen (8.7%) from a year earlier. Consolidated net income was 61.6 billion yen, a 8.3 billion yen (15.8%) gain. Both sales and earnings increased for a eighth consecutive year and were record highs.




(4)  EMPLOYEES

------------------------------------------------------------------------------------
               No. of       Change from        Average Age      Average Years in
              Employees     Previous Year                           Service
------------------------------------------------------------------------------------
   Male        10,495            -55               41.2              18.2
------------------------------------------------------------------------------------
  Female        1,666            -26               32.4              11.4
------------------------------------------------------------------------------------
   Total       12,161            -81               40.0              17.2
------------------------------------------------------------------------------------

                                     11/35

(5)  DIRECTORS AND CORPORATE AUDITORS

-----------------------------------------------------------------------------------------
                Position or Principal Duty                           Name
-----------------------------------------------------------------------------------------
Chairman and Representative Director                          Hiroshi Hamada

President and Representative Director                         Masamitsu Sakurai

Deputy President and Representative Director                  Haruo Kamimoto
 (SCM Structural Reform, CS & Quality, Environment,
 Social Contribution, Public Relations, etc.)

Deputy President and Representative Director                  Tatsuo Hirakawa
 (Corporate Planning, IR, Accounting, Personnel, etc.)

Executive Managing Director                                   Naoto Shibata
 (Marketing in Europe and Middle East)

Executive Managing Director                                   Kohichi Endo
 (Production, Materials Procurement, and Information
 Technology Solutions; General Manager of  Production
 Business Division)

Managing Director                                             Masami Takeiri
 (Overseas Marketing; General Manager of International
 Marketing Group)

Managing Director                                             Makoto Hashimoto
 (Planning, Development, and Engineering of Personal
 Multimedia System; President of Personal Multimedia
 Company)

Managing Director                                             Masayuki Matsumoto
 (Domestic marketing and Ricoh Venture Program; General
 Manager of Marketing Group)

Director                                                      Josei Itoh
 (Comprehensive Business Administration)
 (Chairman and Representative Director of Nippon Life
 Insurance Company)

Director                                                      Nobuo Mii
 (Information Communication Business and Technological
 Matters)
 (Managing Partner of Ignite Group)

Corporate Auditor (Full-time)                                 Hisaaki Koga

Corporate Auditor (Full-time)                                 Hideyuki Takamatsu

Corporate Auditor                                             Kenji Matsuishi
 (President of Matsuishi Law Office)

Corporate Auditor                                             Takehiko Wada
 (President and Representative Director of Sanai-oil Co.,
 Ltd.)
-----------------------------------------------------------------------------------------

Notes: 1.  In fiscal year 2002, the Board of Directors changed as follows:

               June 2001:  Mr. Minoru Tajima retired from corporate auditor.

               June 2001:  Mr. Takehiko Wada assigned as corporate auditor

               Sep  2001:  Mr. Masaaki Iida retired from Managing Director

       2. Corporate auditors Kenji Matsuishi and Takehiko Wada are outside auditors as stipulated in Paragraph 1, Article 18 of the Law Concerning the Special Measures Applicable to Auditing Practices under the Commercial Code.

                                     12/35

                                  BALANCE SHEET

                             (As of March 31, 2002)

                                                                                                                (Millions of Yen)
-----------------------------------------------------------------------------------------------------------------------------------
Assets                                                 Liabilities

Current Assets:                                        Current Liabilities:
  Cash and cash equivalent                    5,976      Notes payable-trade                                              6,944
  Notes receivable-trade                      8,805      Accounts payable-trade                                          97,242
  Accounts receivable-trade                 178,421      Convertible bonds maturing within one year                      29,886
  Marketable securities                     170,847      Accounts payable-other                                           5,648
  Finished goods                             23,530      Accrued expenses                                                44,622
  Raw materials                               3,446      Accrued corporate tax and other                                 14,658
  Work-in-process                             7,115      Reserve for Accrued Bonuses                                     17,131
  Supplies                                    6,156      Warranty reserve                                                   333
  Short-term loans receivable                 3,286      Other current liabilities                                        9,022
  Deferred tax assets                        15,646         Total Current Liabilities                                   225,489
  Accounts receivable-other                 127,412
  Other current assets                        3,846    Fixed Liabilities:
  Allowance for Doubtful Accounts            -1,594      Bonds                                                          100,000
     Total Current Assets                   552,898      Reserve for Retirement Benefit Obligations                      28,068
                                                         Reserve for directors' retirement allowances                       758
Fixed Assets:                                               Total Fixed Liabilities                                     128,826
  Tangible Fixed Assets:                                    Total Liabilities                                           354,315
    Buildings                                43,872
    Structures                                1,937
    Machinery and equipment                  19,713    Shareholders' Equity
    Vehicles and delivery equipment              20    Common Stock                                                     120,461
    Tools, instruments and fixtures          18,748
    Land                                     24,476    Legal Reserves:
    Construction in progress                    676      Additional paid-in-capital                                     161,227
     Total Tangible Fixed Assets            109,445      Legal reserve                                                   14,955
                                                            Total Legal Reserves                                        176,182
  Intangible Fixed Assets:
    Premium and others                        9,392    Retained Earnings:
    Software                                  9,179      Reserve for deferral of capital gain on property                   681
     Total Intangible Fixed Assets           18,572      Reserve for special depreciation                                   650
                                                         Reserve for warranty on computer programs                          254
  Investments and Other Assets:                          Reserve for corporate citizenship promotion                        140
    Investment securities                    32,652      General reserve                                                211,350
    Stock of subsidiaries                   125,295      Unappropriated retained earnings                                40,790
    Investment in subsidiaries               13,479      [Net income for the period]                                   [40,085]
    Long-term loans receivable               29,567         Total Retained Earnings                                     253,867
    Deferred tax assets                      18,086
    Guarantee deposits paid                   5,749    Appraisal Surplus/Loss:
    Other investments                         4,713      Unrealized holding gains on available-for-sale securities        3,615
    Allowance for doubtful receivables       -2,451         Total Appraisal Surplus/Loss                                  3,615
     Total Investments and Other Assets     227,092    Treasury stock                                                      -433
     Total Fixed  Assets                    355,111         Total Shareholders' Equity                                  553,693
-----------------------------------------------------------------------------------------------------------------------------------
       Total Assets                         908,009           Total Liabilities and Shareholders' Equity                908,009
-----------------------------------------------------------------------------------------------------------------------------------

                                     13/35

                               STATEMENT OF INCOME
                       (For the year ended March 31, 2002)

                                                                            (Millions of Yen)
-----------------------------------------------------------------------------------------------
Ordinary Income and Loss

Operating income and expenses
  Operating income:
    Net sales                                                                         860,149
  Operating expenses:
    Cost of sales                                                      593,837
    Selling, general and administrative expenses                       196,400
    Total operating expenses                                                          790,237
  Operating income                                                                     69,911
Non-operating income and expenses
  Non-operating income:
    Interest and dividends income                                       8,997
    Other income                                                        5,678
    Total non-operating income                                                        14,676
  Non-operating expenses:
    Interest expenses                                                   1,232
    Other expenses                                                     15,666
    Total non-operating expenses                                                      16,898
Ordinary income                                                                       67,688



Income before income taxes                                                            67,688
Corporate tax, inhabitants tax and enterprise tax                                     31,100
Deferred income tax                                                                   (3,497)
Net income                                                                            40,085
Retained earnings at beginning of year                                                 4,809
Reversal of reserve for corporate citizenship promotion                                   59
Interim cash dividends                                                                 4,163
Unappropriated retained earnings at end of year                                       40,790
-----------------------------------------------------------------------------------------------

                                     14/35

I.   SIGNIFICANT ACCOUNTING POLICIES

1.   Valuation method for securities

(1)  Stocks of subsidiaries and affiliates

          Securities of subsidiaries and affiliates are stated at moving average cost.

(2)  Other securities

          - Marketable securities:      Marketable securities are marked to
                                        market based on the market price at the
                                        end of the term and other factors
                                        (accounting for all valuation
                                        differences with the full capital
                                        injection method; the cost of securities sold is valued at moving average cost).

          - Non-marketable securities:  Non-marketable securities are stated at cost based on the moving average method.


2.   Valuation method for inventories

          Inventories are stated at the lower of average cost.


3.   Valuation standards and methods for derivatives

          Derivatives are stated at market value.


4.   Depreciation of fixed assets

(1)  Tangible Fixed Assets

          Tangible fixed assets are depreciated using the declining balance method. However buildings (excluding fixtures) acquired after April 1, 1998, are depreciated using the straight-line method .

          The depreciation periods are basically as the below;

            Buildings: 5-50 years
            Machinery and equipment: 2-12 years

(2)  Intangible Fixed Assets

          Ricoh uses straight-line depreciation for intangible fixed assets. With software for sale in the marketplace, however, the Company records the larger of a depreciation based on projected sales profits or a uniform depreciation based on a projected effective sales period for the balance. The initially projected effective sale term is three years. With software for internal use, the Company uses straight-line depreciation based on a usable period of five years.


5.   Deferred assets

          Bond issuance costs and discount on bond are expensed when they are accrued.


6.   Basis for provision of reserves

(1)  Allowance for Doubtful Accounts

          The allowance for doubtful accounts is provided to cover possible losses from bad debts and represents possible individual doubtful accounts based on historical default rates and the potential for irrecoverableness.

(2)  Reserve for Accrued Bonuses

          The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to employees for the current financial year under our corporate rules for calculating such bonus payment.

(3)  Warranty reserve

          To cover product after-sales service expenses, the Company calculates the product warranty reserve based on projected service costs during warrantee terms.

                                     15/35

(4)  Reserve for Retirement Benefit Obligations

          To cover projected employee benefits, the Company records the estimated obligations at the end of the current fiscal year based on projected year-end benefit obligations and plan assets. The Company uses straight-line depreciation for actuarial gains or losses over averaged remaining employment term. (15 years)

(5)  Reserve for Directors' Retirement Allowances

          At year-end, Ricoh calculates the amounts required under internal rules to pay directors retirement allowances, in compliance with
          Article 287-2 of the Commercial Law.


7.   Consumption Taxes

          Consumption taxes are excluded from revenues and expenses. The refundable consumption tax at the end of the year is included in "Other current assets" in the balance sheets, after offsetting suspense payments and receipt of consumption taxes and etc.


8.   Leasing

          Finance leases for which ownership does not transfer to lessees are accounted for as operating leases.


9.   Hedge accounting

(1)  Hedge Accounting Methods

          Ricoh accounts for hedges at market value. With currency swaps, however, the Company hedges by assigning transactions that meet assignment requirements.

(2)  Hedging Instruments and Targets

          Hedging Instruments...Derivative transactions (for currency swaps and exchange contracts)

          Hedging Targets...Transactions for which losses may arise from market fluctuations or for which market fluctuations may affect valuations.

(3)  Hedging policies

          In keeping with its internal Market Risk Management Rules, Ricoh uses derivatives to manage the exposure of its assets and liabilities to market fluctuations.

(4)  Hedge Effectiveness

          Ricoh assesses the effectiveness of hedges by analyzing the ratios of the total market fluctuations of hedged targets and instruments. However, the company does not detail effectiveness for currency swaps resulting from the use of consignment processing.


ADDITIONAL INFORMATION

     Treasury stock in the current assets last fiscal year is stated separately in the Shareholders' equity from this year in accordance with new Japanese regulations for corporate balance sheets, statements of income, and for business reports and appended details.

                                     16/35

II.  NOTES TO BALANCE SHEET

1.   Short-term receivable due from subsidiaries                   249,327 million yen
     Long-term receivable due from subsidiaries                     29,857 million yen

2.   Short-term payable due to subsidiaries                          45,699 million yen

3.   Accumulated depreciation on tangible fixed assets              326,074 million yen

4.   Assets and liabilities denominated in foreign currency

     Accounts receivable-trade: 45,081 million yen (EURO 222,044 thousand;
     US$144,801 thousand etc.)

     Stocks of subsidiaries: 103,499 million yen (Pound Sterling 282,610 thousand; US$301,339 thousand etc.)

     Investments in subsidiaries: 13,044 million yen (EURO 122,411 thousand etc.)


5.   Guarantee obligation                                             6,945 million yen

6.   Trade notes receivable discounted with banks                        98 million yen

7.   Net income per share                                                     57.42 yen

8. In addition to the fixed assets stated in the balance sheet, the Company uses computer and electronic component manufacturing facilities under lease agreements.

9. Net worth as prescribed in the sixth paragraph of Article 290-1 of the Commercial Law

                                                                      3,615 million yen

10.  Accounting for notes matured at end of term

     The Company settled notes due at the end of the term as of the date of exchange. The last day of the term was a banking holiday, so the term-end balance includes notes due at the end of the next term.

     Trade notes receivable:                                          1,027 million yen

                                     17/35

11.  Tax Effect Accounting

     The prime components of deferred tax assets and liabilities are as follows:

                                                         (Millions of yen)
--------------------------------------------------------------------------------
     Deferred tax assets:
       Inventory revaluation                                 2,695
       Accrued bonus                                         4,681
       Accrued enterprise tax                                1,323
       Retirement benefit obligation                        18,258
       Depreciation and amortization                         2,056
       Other                                                14,138
     Total deferred tax assets                              43,151
--------------------------------------------------------------------------------

                                                         (Millions of yen)
--------------------------------------------------------------------------------
     Deferred tax liabilities:
       Reserve for deferral of capital gain on property       (441)
       Reserve for special depreciation                       (350)
       Reserve for warranty on computer programs              (183)
       Unrealized holding gains on securities               (2,603)
       Retirement benefit trust establishment               (5,842)
     Total deferred tax liabilities                         (9,419)
--------------------------------------------------------------------------------

                                                         (Millions of yen)
--------------------------------------------------------------------------------
     Net deferred tax assets                                33,732
       Included in current assets                           15,646
       Included in investment and other assets              18,086
--------------------------------------------------------------------------------


III. NOTES TO STATEMENT OF INCOME

1.   Sales to subsidiaries                              729,841 million yen

2.   Purchases from subsidiaries                        287,743 million yen

3.   Non-operating transactions with subsidiaries       614,102 million yen

                        Transfer of assets              412,620 million yen
                        Transfer of liabilities         189,381 million yen
                        Others                           12,099 million yen

4. The Company does not detail the difference in effective tax rate after applying accounting for income tax rate because the impact of the difference on the normal tax rate is 5% and less.

                                     18/35

IV.  RETIREMENT ALLOWANCE PLANS

1.   Explanation of retirement allowance plan adopted:

     The Company maintains a lump-sum retirement payments as part of its retirement allowance payments, which includes a qualified pension plan based on deposits. Payable allowances under the plan are determined by salary at retirement, years of service, and reasons for retirement. The Company also maintains an employees' pension fund (adjusted pension) plan based on the Welfare Pension Insurance Law. The employees' pension fund plan consists of two portions: the basic portion is deposited by the company and the employee, where the company plays a part in the public pension system; and an additional portion. The additional pension is determined by the years of service and the salary at retirement.


2.   Retirement allowance obligations: (As of March 31, 2002)

     Retirement allowance obligations:                          273,737 million yen
       (1) Pension fund assets:                                 175,650 million yen
       (2) Reserve for retirement allowances:                    28,068 million yen
       (3) Unrecognized actuarial loss:                          70,018 million yen


3. Breakdown of the net periodic benefit costs: (April 1, 2001, through March 31, 2002)

     The net periodic benefit costs:                             11,967 million yen
       (1) Service costs:                                         9,093 million yen
       (2) Interest expense:                                      7,930 million yen
       (3) Expected operational income (reduced) :                8,471 million yen
       (4) Expensing for differences in actuarial calculations:   3,415 million yen


4.   Actuarial assumptions:

       (1) Discount rate:                                             3.0%
       (2) Expected long-term rate of return on plan assets:          4.5%
       (3) The attribution of cost method:                         Fixed-term basis
       (4) Years for adjusting actuarial:                          15 years


5. Relationship between reserve for retirement allowance, offset against retirement allowance trust and pension assets:

          The reserve for retirement allowances at year-end under the qualified pension plan was 14,568 million yen; there were no offsetting pension assets under the retirement allowance trust. The reserve for retirement allowances at year-end under the employees' pension fund plan was 13,501 million yen; the offsetting pension assets under the retirement allowance trust were 22,114 million yen.

                                     19/35

                   PROPOSED APPROPRIATION OF RETAINED EARNINGS

                                                                                 (Yen)
-------------------------------------------------------------------------------------------
Unappropriated retained earnings at end of year                          40,790,892,233
Reversal of reserve for deferral of capital gain on property                 67,594,743
Reversal of reserve for special depreciation                                183,523,126
Reversal of reserve for warranty on computer programs                       135,194,191
     Total                                                               41,177,204,293
-------------------------------------------------------------------------------------------


To be appropriated as follows:

                                                                                 (Yen)
-------------------------------------------------------------------------------------------
Cash dividends                                                            5,089,607,166
     (7.00 yen per share)
Director bonuses                                                            170,000,000
Reserve for special depreciation                                             18,998,737
Reserve for warranty on computer programs                                   136,468,721
Reserve for corporate citizenship promotion                                  59,100,000
General reserve                                                          30,000,000,000
Retained earnings brought forward to the next year                        5,703,029,669
--------------------------------------------------------------------------------------------

Notes: On December 3, 2001, the Company made interim cash dividends of 6.00 yen per share totaling 4,163,222,820 yen.

                                     20/35

(Translation of the original independent auditor's report issued in Japanese)


                          INDEPENDENT AUDITORS' REPORT

                                                                     May 2, 2002

To:  Mr. Masamitsu Sakurai
     President and Representative Director
     Ricoh Company Ltd.

                                  Asahi & Co.
                                  (An Arthur Andersen Member Firm)

                                  Teruo Suzuki
                                  Representative Partner and Engagement Partner Certified Public Accountant

                                  Tetsuzo Hamajima
                                  Representative Partner and Engagement Partner Certified Public Accountant

                                  Mikihiro Himeno
                                  Engagement Partner
                                  Certified Public Accountant

     We have audited the balance sheet, the statement of income, the business report (limited to matters concerning accounting), the proposal for appropriation of retained earnings, and the schedules of Ricoh Company, Ltd. for the year ended March 31, 2002 for the purpose of reporting under the provisions of Article 2 of the Law Concerning the Special Measures Applicable to Auditing Practices as Provided in the Commercial Code. With respect to the aforementioned business report and the schedules, our examination was limited to matters concerning accounting, which are based on the accounting records of the Company.

     Our audit was made in accordance with generally accepted auditing standards and accordingly, included auditing procedures as we considered necessary in the circumstances. These auditing procedures include those for subsidiaries as we considered necessary in the circumstances.

                                     21/35

     In our opinion,

(1) the balance sheet and the statement of income present fairly the financial position and profit and loss of the Company in conformity with laws, ordinances and the Articles of Incorporation of the Company;

(2) the business report, insofar as it relates to matters concerning accounting included therein, presents fairly the status of the Company in conformity with laws, ordinances and the Articles of Incorporation of the Company;

(3) the proposal for appropriation of retained earnings has been prepared in conformity with laws, ordinances and the Articles of Incorporation of the Company; and

(4) with respect to the schedules, insofar as they relate to matters concerning accounting included therein, there is nothing to be pointed out under the provision of the Commercial Code.


     We have no financial or other interests in the Company required to be stated by the provisions of the Certified Public Accountant Law.

                                     22/35

(Translation of the original corporate auditor's report issued in Japanese)


                           CORPORATE AUDITORS' REPORT

                                                                     May 7, 2002

The Board of Corporate Auditors received reports from each of the corporate auditors of the Company on their checks of the Directors' performance in fiscal year 2002, from April 1, 2001 to March 31, 2002. The board prepared this report with the corporate auditors' consensus.


1.   SCOPE OF AUDIT BY CORPORATE AUDITORS

     Each of the corporate auditors, in accordance with the policy and work shares prescribed by the Board of Corporate Auditors, attended the meetings of the Board of Directors and other important meetings of the Company, received reports on business operations from the Directors, etc., inspected important written approvals, etc., inquired into the activities and assets of the head office and principal places of business, and had the subsidiaries of the Company submit reports on their business operations whenever necessary. The board also received reports and briefings from the independent auditors, and examined the accounting documents and schedules of the Company.

     With respect to any transactions by the Directors, transactions between the Directors and the Company involving a conflict of interests, the gratuitous provision of profits by the Company, and any other transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposal of treasury shares, we, in addition to the above mentioned auditing, asked the Directors, etc., to submit reports, whenever necessary, and examined these transactions in detail.


2.   RESULTS OF AUDIT

(1) The procedures followed and the results produced by Asahi & Co., the independent auditors, in their auditing are reasonable and appropriate;

(2) The business report of the Company fairly presents the position of the Company in accordance with laws and ordinances and the Articles of Incorporation of the Company;

(3) The proposal for appropriation of retained earnings of the Company contains no particulars to be pointed out in the light of the financial position of the Company and other circumstances;

(4) The schedules of the Company fairly present the matters to be stated therein and contain no particulars to be pointed out; and

(5) The Directors performed their duties honestly in accordance with laws and ordinances and the Articles of Incorporation of the Company, including in fulfilling their duties toward subsidiaries.

                                     23/35

     With respect to any competitive transactions by the Directors, transactions between the Directors and the Company involving a conflict of interest, the gratuitous provision of profits by the Company, and any other transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposal of treasury shares, we concluded that none of the Directors swerved from their duties.

     Board of Corporate Auditors, Ricoh Company, Ltd.



                               ----------------------------------------------
                               Hisaaki Koga , Corporate Auditor (Full-time)


                               ----------------------------------------------
                               Hideyuki Takamatsu, Corporate Auditor (Full-time)


                               ----------------------------------------------
                               Kenji Matsuishi,Corporate Auditor


                               ----------------------------------------------
                               Takehiko Wada,Corporate Auditor


Note: Corporate auditors Kenji Matsuishi and Takehiko Wada are outside auditors as stipulated in Paragraph 1, Article 18 of the Law Concerning the Special Measures Applicable to Auditing Practices under the Commercial Code.

                                     24/35

                     DOCUMENTS FOR REFERENCE IN THE EXERCISE
                                OF VOTING RIGHTS

1.   NUMBER OF VOTING RIGHTS OF ALL SHAREHOLDERS: 719,419


2.   AGENDA AND INFORMATION


AGENDA 1:  Approval of the proposed appropriation of retained earnings for fiscal year 2002 (from April 1, 2001 to March 31, 2002)

     The proposal for appropriation of retained earnings is described in the attached document (See p.20). Cash dividends to shareholders at the end of the current term will be paid, in consideration of our business results for the current term, the strengthening of our corporate structure, and the expansion of business in the future, at the rate of 7.00 yen per share. Including interim cash dividends for the current term, shareholders will earn a total of 13.00 yen per share in cash dividends.


AGENDA 2:  Purchases of its own shares

     In order for the Company to be able to carry out a flexible capital policy in the face of the changing business climate, the Company wishes to acquire its treasury stock within the limits of 8,000,000 ordinary shares, worth
     20 billion yen, in accordance with the provision of Article 210 of the Commercial Code during the period from the closing of this general meeting to the closing of the next ordinary general meeting of shareholders.


AGENDA 3:  Partial amendment of the Articles of Incorporation

     (1)  Reasons for changes

          (1) The "Law on Partial Revision of the Commercial Code, etc." (Law No. 79--2001), which provides for the abolition of par-value stocks, the installation of a new unit (tangen) stock system, the abolition of the Law for Special Treatment of Stock Retirements, a change in the provision concerning the quorum required for resolution for the election of directors and auditors, etc., was put into effect on October 1, 2001. Accordingly, the Company is required to make necessary changes to its articles of incorporation.

               In addition, as the "Law on Partial Revision of the Commercial Code, etc." (Law No. 128--2001) was put into effect on April 1, 2002, provisions for the preparation of shareholders' lists, etc. by an electronic method were established and the provisions for the exercise of voting rights by means of a proxy were revised. Accordingly, the Company is required to make necessary changes to its articles of incorporation.

                                     25/35

(2)  Contents of changes

     The contents of the changes are as follows.

                                                                                                 (Underlines indicate revisions)
-----------------------------------------------------------------------------------------------------------------------------------
          Present articles of incorporation                                                  Proposed changes
-----------------------------------------------------------------------------------------------------------------------------------
(Total number of shares to be issued; face value of par-value          (Total number of shares to be issued and types of share
                                      -----------------------          certificates)
shares; types of share certificates)

Article 5       The total number of shares to be issued                Article 5     The total number of shares to be
                by the Company is one billion                                        issued by the Company is one
                (1,000,000,000), the face value of which                             billion (1,000,000,000).
                                 -----------------------                             If some shares are cancelled, the
                shall be fifty (50) yen each. If some                                number of shares cancelled shall be
                ----------------------------                                         deducted from the total number of
                shares are cancelled, the number of                                  shares issued.
                shares cancelled shall be deducted from                              The types of share certificates to
                the total number of shares issued.                                   be issued by the Company shall be
                The types of share certificates to be                                decided in accordance with Share
                issued by  the Company shall be decided                              Handling Regulations to be
                in accordance with Share Handling                                    established by the Board of Directors.
                Regulations to be established by the
                Board of Directors.

(Number of shares per unit (tan-i))                                    (Number of shares per new unit (tangen);
                      -----------                                                            ------------------
Article 6      The number of shares per unit (tan-i)                   unissuability of shares less than one new unit
                                        ------------                   ----------------------------------------------
               of the Company shall be one thousand                    (tangen))
               (1,000).                                                ---------
                                                                       Article 6     The number of shares per new unit
                                                                                                              --------
                                                                                     (tangen) of the Company shall be one
                                                                                     --------
                                                                                     thousand (1,000).
                                                                                     Unless otherwise provided for in
                                                                                     --------------------------------
                                                                                     Share Handling Regulations, the
                                                                                     -------------------------------
                                                                                     Company shall not issue shares which are
                                                                                     ----------------------------------------
                                                                                     less than one new unit (tangen) of shares.
                                                                                     ------------------------------------------

(Transfer agent)                                                       (Transfer agent)
Article 7      The Company shall have a transfer agent                 Article 7     The Company shall have a transfer
               for the handling of its shares.                                       agent for the handling of its shares.
               The transfer agent and its place of                                   The transfer agent and its place of
               business shall be decided by resolution                               business shall be decided by resolution
               of the Board of Directors and announced                               of the Board of Directors and announced
               publicly.                                                             publicly.
               The list of the Company's shareholders                                The list of the Company's shareholders
               (includes the list of de facto                                        (includes the list of de facto shareholders;
               shareholders; the same applies                                        the same  applies hereinafter) shall be kept
               hereinafter) shall be kept at the                                     at the place of business of the transfer agent.
               place of business of the transfer agent.                              The transfer agent shall be made to handle all
               The transfer agent shall be made to                                   the businesses relating to the Company's
               handle all the businesses relating to                                 shares, such as the transfer of shares and the
               the Company's shares, such as the                                     purchase of quantities of less than one new
               transfer of shares and the purchase                                                                           ---
               of quantities of less than one unit                                   unit (tangen) of shares: the Company shall
                                              ----                                   -------------
               (tan-i) of shares: the Company shall not                              not involve itself in any of the said
               -------                                                               businesses.
               involve itself in any of  the said
               businesses.



-----------------------------------------------------------------------------------------------------------------------------------

                                     26/35

-----------------------------------------------------------------------------------------------------------------------------------
               Present articles of incorporation                                            Proposed changes
-----------------------------------------------------------------------------------------------------------------------------------
(Share Handling Regulations)                                         (Share Handling Regulations)
Article 8      The transfer of shares, the purchase of               Article 8       The transfer of shares, the purchase of
               quantities of less than one unit (tan-i)                              quantities of less than one new unit (tangen)
                                           ------------                                                          -----------------
               of shares, and any other businesses                                   of shares, and any other businesses relating
               relating to the Company's shares shall                                to the Company's shares shall be handled in
               be handled in accordance with Share                                   accordance with Share Handling Regulations to
               Handling Regulations to be established                                be established by the Board of Directors.
               by the Board of Directors.

(Basic date)                                                         (Basic Date)
Article 9      In each accounting period, the Company                Article 9       In each accounting period, the
               shall deem the shareholders that are                                  Company shall deem the shareholders that are
               registered in the final list of                                       registered or recorded in the final list of
               shareholders (includes de facto                                                  -----------
               shareholders; the same applies                                        shareholders (includes de facto
               hereinafter) to be the shareholders                                   shareholders; the same applies
               that can exercise their rights at the                                 hereinafter) to be the shareholders
               ordinary general meeting of                                           that can exercise their rights at
               shareholders for the accounting period.                               the ordinary general meeting of
               Notwithstanding the preceding                                         the shareholders for the accounting
               paragraph, the Board of Directors may,                                period.
               if necessary, resolve  to deem the                                    Notwithstanding the preceding
               shareholders or pledgees that are                                     paragraph, the Board of Directors
               registered in the list of shareholders                                may, if necessary, resolve to deem
               as of a specific date set and announced                               the shareholders or pledgees that
               previously to be the shareholders or                                  are registered or recorded in the
               pledgees that can exercise their rights.                                             -----------
                                                                                     list of shareholders as of a
                                                                                     specific date set and announced
                                                                                     previously to be the shareholders
                                                                                     or pledgees that can exercise their rights.

(Cancellation of shares by using profit)
----------------------------------------
Article 10     On and after June 27, 1998, the Company                               This article shall be deleted.
------------------------------------------------------
               may, by resolution of the Board of
               ----------------------------------
               Directors, redeem and cancel a maximum
               --------------------------------------
               of 69,000,000 of its shares by profit
               -------------------------------------
               the Company gains.
               ------------------

Article 11
----------
-- Provisions omitted --                                             Article 10      The former Article 11 shall read Article 10.
                                                                     ----------
(Exercise of voting rights by proxy)                                 (Exercise of voting rights by proxy)
Article 12     Any of the shareholders may exercise                  Article 11      Any of the shareholders may exercise
----------     his voting rights by means of a proxy                 ----------      his voting rights by means of a proxy who is
               who is also a shareholder of the Company.                             also a shareholder of the Company.
               The said proxy must submit a power of                                 The said shareholder or proxy must
               attorney to vote to the Company.                                               --------------
                                                                                     submit a power of attorney to vote to the
                                                                                     Company.

Articles 13 through 16                                               Articles 12 through 15
----------------------                                               ----------------------
-- Provisions omitted --                                                             The former Articles 13, 14, 15 and 16 shall
                                                                                     read Articles 12, 13, 14, and 15, respectively.
-----------------------------------------------------------------------------------------------------------------------------------

                                     27/35

-----------------------------------------------------------------------------------------------------------------------------------
               Present articles of incorporation                                          Proposed changes
-----------------------------------------------------------------------------------------------------------------------------------
(Election of directors)                                              (Election of directors)
Article 17     Directors shall be elected at a general               Article 16      Directors shall be elected at a
----------     meeting of shareholders.                              ----------      general meeting of shareholders.
               Resolution for the election mentioned                                 Resolution for the election mentioned
               above shall be adopted by a majority                                  above shall be adopted by a majority
               vote of the shareholders present at the                               vote of the shareholders present at
               meeting who hold shares representing not                              the meeting who hold voting rights
                                ------                                                                    -------------
               less than one-third of the total number                               representing not less than one-third
                                      ----------------
               of shares issued.                                                     of the voting rights of all
               -----------------                                                        ------------------------
               Cumulative voting shall not be used in                                shareholders.
               the election of directors.                                            -------------
                                                                                     Cumulative voting shall not be used
                                                                                     in the election of directors.

Articles 18 through 23                                               Articles 17 through 22
----------------------                                               ----------------------
-- Provisions omitted --                                                             The former Articles 18, 19, 20, 21, 22, and 23
                                                                                     shall read Articles 17, 18, 19, 20, 21,
                                                                                     and 22, respectively.

(Election of auditors)                                               (Election of auditors)
Article 24     Auditors shall be elected at a general                Article 23      Auditors shall be elected at a general meeting
----------     meeting of shareholders.                              ----------      of shareholders.
               Resolution for the election mentioned above                           Resolution for the election mentioned above
               shall be adopted by a majority vote of the                            shall be adopted by a majority vote of the
               shareholders present at the meeting who hold                          shareholders present at the meeting who hold
               shares representing not less than one-third of                        voting rights representing not less than
               ------                                                                -------------
               the total number of shares issued.                                    one-third of the voting rights of all
               ----------------------------------                                                 ------------------------
                                                                                     shareholders.
                                                                                     -------------

Articles 25 through 30                                               Articles 24 through 29
----------------------                                               ----------------------
-- Provisions omitted --                                                             The former Articles 25, 26, 27, 28, 29, and 30
                                                                                     shall read Articles 24, 25, 26, 27, 28 and 29,
                                                                                     respectively.

(Dividends)                                                          (Dividends)
Article 31     Dividends shall be paid to the shareholders or        Article 30      Dividends shall be paid to the shareholders or
----------     pledgees that are registered in the final list of     ----------      pledgees that are registered or recorded in the
               shareholders as of March 31 of each year.                                                          -----------
                                                                                     final list of shareholders as of March 31
                                                                                     of each year.

(Interim dividends)                                                  (Interim dividends)
Article 32     By resolution of the Board of Directors, the          Article 31      By resolution of the Board of Directors, the
----------     Company may pay cash dividends (interim               ----------      Company may pay cash dividends (interim
               dividends) stated in Paragraph 5 of Article                           dividends) stated in Paragraph 5 of Article 293
               293 of the Commercial Code to the                                     of the Commercial Code to the shareholders or
               shareholders or pledgees that are registered in                       pledgees that are registered or recorded in the
               the final list of shareholders as of September 30                                                  -----------
               of each year.                                                         final list of shareholders as of September 30
                                                                                     of each year.


Articles 33 and 34                                                   Articles 32 and 33
------------------                                                   ------------------
-- Provisions omitted --                                                             The former Articles 33 and 34 shall read
                                                                                     Articles 32 and 33, respectively.
-----------------------------------------------------------------------------------------------------------------------------------

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
AGENDA 4:      Election of 13 directors

As the term of office of all the incumbent directors (11 persons) expires at the end of this general meeting, we would request you to newly elect 13 directors. The candidates for directorship are as follows.

------------------------------------------------------------------------------------------------------------------
 Candidate            Name                               Brief personal history                         No. of
  number          (date of birth)                -  Official capacity at other corporations             Company's
                                                                                                       shares held
------------------------------------------------------------------------------------------------------------------
                                      Apr. 1957:    Entered the Company
                                      May  1975:    Director of the Company
                                      June 1980:    Managing Director of the Company
                                      Apr. 1981:    Representative and  Executive Managing Director
      1           Hiroshi Hamada                    of the Company                                        33,781
                  (Apr. 28, 1933)     Apr. 1983:    President and Representative Director of the
                                                    Company
                                      Apr. 1996:    Chairman and Representative Director of the
                                                    Company (to date)
------------------------------------------------------------------------------------------------------------------
                                      Apr. 1966:    Entered the Company
                                      May  1984:    President and Director, Ricoh UK Products Ltd.
                                      Apr. 1990:    General Manager, Materials Procurement Division
                                                    of the Company
                  Masamitsu Sakurai   June 1992:    Director of the Company
      2           (Jan. 8, 1942)      Apr. 1993:    President and Director, Ricoh Europe B.V.              6,000
                                      June 1994:    Managing Director of the Company
                                      Mar. 1995:    General Manager, Research & Development Division
                                      Apr. 1996:    President and Representative Director of the
                                                    Company (to date)
------------------------------------------------------------------------------------------------------------------

                                     29/35

------------------------------------------------------------------------------------------------------------------
 Candidate             Name                               Brief personal history                         No. of
  number          (date of birth)                -  Official capacity at other corporations            Company's
                                                                                                      shares held
------------------------------------------------------------------------------------------------------------------
                                      Apr. 1953:    Entered the Company
                                      June 1980:    Director of the Company
                                      June 1990:    Managing Director of the Company
                                      June 1994:    Executive Managing Director of the Company
                                      Jan. 1996:    Executive Managing Director for Imaging Systems
                                                    Business Sector, General Manager, Imaging
                                                    Business Coordination Center and Production
                                                    Division
                  Haruo Kamimoto      Apr. 1998:    Executive Managing Director for Domestic/
     3            (Jan. 12, 1938)                   Overseas Marketing and Environmental                 23,747
                                                    Protection
                                      June 2000:    Executive Vice President of the Company  (to
                                                    date)
                                      Oct. 2001:    Deputy President and Representative Director of
                                                    the Company  (to date)
                                                    Responsible for SCM Structural Reform, CS &
                                                    Quality, Environment, Social Contribution,
                                                    Public Relations, etc. (to date)
------------------------------------------------------------------------------------------------------------------
                                      Apr. 1960:    Entered the Company
                                      June 1983:    Director of the Company
                                      June 1990:    Managing Director of the Company
                                      June 1994:    Executive Managing Director of the Company
                                      Sep. 1995:    General Manager, Finance & Accounting Division
                                      Jan. 1996:    Executive Managing Director for Corporate
                                                    Planning
                                      Apr. 1997:    Executive Managing Director for Personnel and
     4            Tatsuo Hirakawa                   General Affairs                                      16,379
                  (Nov. 17, 1937)     Apr. 1999:    Executive Managing Director for Electronic
                                                    Devices Business
                                      June 2000:    Executive Vice President of the Company (to
                                                    date)
                                      Oct. 2001:    Deputy President and Representative Director of
                                                    the Company (to date)
                                                    Responsible for Corporate Planning, IR,
                                                    Accounting, Personnel, etc. (to date)
------------------------------------------------------------------------------------------------------------------

                                     30/35

------------------------------------------------------------------------------------------------------------------
 Candidate             Name                               Brief personal history                         No. of
  number          (date of birth)                -  Official capacity at other corporations            Company's
                                                                                                      shares held
------------------------------------------------------------------------------------------------------------------
                                      Apr. 1961:    Entered the Company
                                      Oct. 1979:    General Manager, Sapporo Branch, Marketing
                                                    Division
                                      Apr. 1990:    General Manager, Finance and Accounting
                                                    Division
                                      June 1992:    Director of the Company
                                      Sep. 1995:    Chairman and Director, Gestetner Holdings PLC
                                                    (currently NRG Group PLC)
                   Naoto Shibata      June 1996:    Managing Director of the Company
      5           (Dec. 16, 1938)     Apr. 1997:    Managing Director for Europe and Middle East        10,000
                                                    Marketing
                                                    Chairman and Director, Ricoh Europe B.V.
                                      June 2000:    Executive Managing Director of the Company (to
                                                    date)
                                                    Executive Vice President of the Company (to
                                                    date)
                                      Apr. 2002:    Responsible for Legal Affairs and Intellectual
                                                    Property (to date)
------------------------------------------------------------------------------------------------------------------
                                      Apr. 1966:    Entered the Company
                                      Apr. 1987:    President and Director, Ricoh Electronics, Inc.
                                      June 1992:    Director of the Company
                                      Apr. 1993:    General Manager, Information Systems Division
                                      June 1997:    Managing Director of the Company
                                      Apr. 1998:    General Manager for Production Business
                                                    Division (to date)
      6             Kohichi Endo      Apr. 1999:    Managing Director for Disc Media and System         10,747
                  (Feb. 16, 1944)                   Products Business
                                      June 2000:    Executive Managing Director of the Company (to
                                                    date)
                                                    Executive Vice President of the Company (to
                                                    date)
                                                    Responsible for Production,
                                                    Materials Procurement, and IT/S (to date)
------------------------------------------------------------------------------------------------------------------

                                     31/35

------------------------------------------------------------------------------------------------------------------
 Candidate              Name                               Brief personal history                        No. of
  number           (date of birth)               -  Official capacity at other corporations            Company's
                                                                                                      shares held
------------------------------------------------------------------------------------------------------------------
                                      Apr. 1962:    Entered the Company
                                      Jan. 1990:    Deputy General Manager, International
                                                    Operations Division
                                      Apr. 1994:    General Manager, International Operations
                                                    Division
                                      June 1994:    Director of the Company
     7             Masami Takeiri     Jan. 1996:    Deputy General Manager, Marketing Division          11,933
                    (May 3, 1938)     Apr. 1998:    General Manager, International Marketing
                                                    Group (to date)
                                      June 1998:    Managing Director of the Company (to date)
                                      June 2000:    Executive Vice President of the Company (to
                                                    date)
                                      Oct. 2001:    Responsible for Overseas Marketing (to date)
------------------------------------------------------------------------------------------------------------------
                                      Nov. 1972:    Entered the Company
                                      Apr. 1993:    General Manager, PPC Business Dept., Image
                                                    Systems Business Division
                                      June 1994:    Director of the Company
                                      Jan. 1996:    General Manager, IPS Business Dept. and Image
                                                    Production Business Dept.
                                      Apr. 1997:    General Manager, IPP Business Dept.
                                      Apr. 1998:    Director for Image Systems Business and
                  Makoto Hashimoto                  General Manager, Image Systems Business
     8             (Aug. 26, 1945)                  Division                                             8,000
                                      June 1998:    Managing Director of the Company (to date)
                                      June 2000:    Executive Vice President of the Company (to
                                                    date)
                                      Oct. 2000:    Company President of Personal Multimedia
                                                    Company (to date)
                                                    Responsible for Planning, Development, and
                                                    Design of Personal Multimedia Systems (to
                                                    date)
------------------------------------------------------------------------------------------------------------------

                                     32/35

------------------------------------------------------------------------------------------------------------------
 Candidate              Name                               Brief personal history                        No. of
  number           (date of birth)                  - Official capacity at other corporations          Company's
                                                                                                      shares held
------------------------------------------------------------------------------------------------------------------
                                        Apr. 1970:    Entered the Company
                                        Jan. 1987:    President and Director, Hokkaido Ricoh
                                                      Company, Ltd.
                                        July 1993:    General Manager, Tokyo Branch, Image
                                                      Equipment Marketing Division., Marketing
                                                      Business Division
                                        June 1994:    Director of the Company
     9           Masayuki Matsumoto     Jan. 1996:    Deputy General Manager, Marketing Division          4,000
                   (Dec. 10, 1944)      Oct. 1998:    Managing Director of the Company (to date)
                                                      General Manager, Marketing Group (to date)
                                        June 2000:    Executive Vice President of the Company (to
                                                      date)
                                        Oct. 2001:    Responsible for Domestic Marketing and
                                                      The Man (Ricoh Entreprenuer) Project
                                                      (to date)
------------------------------------------------------------------------------------------------------------------
                                        Mar. 1953:    Entered Nippon Life Insurance Company
                                        July 1981:    Director
                                        Mar. 1984:    Managing Director
                                        Mar. 1987:    Executive Managing Director
                                        Mar. 1988:    Senior Vice President and Representative
                     Josei Itoh                       Director
     10            (May 25, 1929)       July 1989:    President and Representative Director                   0
                                        Sept. 1997: - Chairman and Representative Director  (to
                                                      date)
                                        June 2000:    Director of the Company  (to date)
                                                      Responsible for Comprehensive Business
                                                      Administration (to date)
------------------------------------------------------------------------------------------------------------------

                                     33/35

------------------------------------------------------------------------------------------------------------------
  Candidate             Name                               Brief personal history                        No. of
   number          (date of birth)                  - Official capacity at other corporations          Company's
                                                                                                      shares held
------------------------------------------------------------------------------------------------------------------
                                        Apr. 1955:    Entered NHK (Japan Broadcasting Corporation)
                                        Jan. 1969:    Entered IBM Japan, Ltd.
                                        Jan. 1969:    Entered IBM Corporation
                                        Oct. 1973:    General Manager of Fujisawa Laboratory, IBM
                                                      Japan, Ltd.
                                        Mar. 1977:    Director of IBM Japan, Ltd.
     11               Nobuo Mii         Apr. 1990:    Senior Vice President and Director of IBM               0
                   (July 4, 1931)                     Japan, Ltd.
                                        June 1990:    Vice President of IBM Corporation
                                        Oct. 1997:  - Managing Partner of Ignite Group (to date)
                                        June 2000:    Director of the Company  (to date)
                                                      Responsible for Information Communication
                                                      Business and Technological Matters (to date)
------------------------------------------------------------------------------------------------------------------
                                        Apr. 1967:    Entered the Company.
                                        Apr. 1984:    General Manager, Purchasing Department,
                                                      Second Copier Division
                                        Apr. 1989:    General Manager, Production
                                        Oct. 1990:    President and Director, Ricoh Electronics,
                                                      Inc.
     12            Katsumi Yoshida      Feb. 1996:    Vice Chairman and Director, Ricoh Corporation       5,100
                   (Aug. 20, 1944)                  - Chairman and Director, Ricoh
                                                      Electronics, Inc. (to date)
                                        Apr. 2000:  - President and Director, Ricoh Corporation (to
                                                      date)
                                        Apr. 2001:    Executive Vice President of the Company
                                                      (to date)
------------------------------------------------------------------------------------------------------------------
                                        Apr. 1970:    Entered the Company.
                                        Apr. 1989:    General Manager, Imaging Technology Research
                                                      Center, Imaging Business Group
                                        Apr. 1994:    General Manager, IPS Division Imaging Systems
                    Kiyoshi Sakai                     Business Group
     13            (Dec. 25, 1945)      Jan. 1996:    General Manager, Corporate Planning Division        3,000
                                        June 1996:    Director of the Company
                                        Apr. 1999:    General Manager, Research and Development
                                                      Group (to date)
                                        June 2000:    Senior Vice President of the Company (to date)
------------------------------------------------------------------------------------------------------------------

Note: 1. None of the above candidates have any special interests in the Company.
      2. Mr. Josei Itoh and Mr. Nobuo Mii are candidates for outside directorship provided for in Item 7-2 of Paragraph 2 of Article 188 of the Commercial Code.

                                     34/35

AGENDA 5: Granting of retirement gratuities to a retired director

Mr. Masaaki Iida, managing director, retired on September 30, 2001. In recognition of his service while in office and in accordance with the custom, the Company has decided to grant to him a retirement gratuity based on the Company's prescribed standard. The Board of Directors is requested to decide on specific amount of the retirement gratuity, time and method of granting, etc.

A brief personal history of the retired director is given below.

--------------------------------------------------------------------------------
     Name                     Brief personal history
--------------------------------------------------------------------------------
                 June 1994: Director of the Company
 Masaaki Iida    June 1998: Managing director of the Company
                 Sep. 2001: Retired from the office of managing director of the
                            Company.
--------------------------------------------------------------------------------

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